UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bay Bancorp, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

07203T106

(CUSIP Number)

Bay Bancorp, Inc.

2328 West Joppa Road, Suite 325

Lutherville, MD  21093

(410) 494-2580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07203T106		13D

1	Names of Reporting Persons H Bancorp LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,371,955

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,371,955

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,955

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.92%

14	Type of Reporting Person (See Instructions) HC

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Eric D. Hovde

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,371,955

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,371,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,955

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.92%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Steven D. Hovde

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,371,955

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,371,955

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,955

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.92%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 07203T106	13D

Item 1.   Security and Issuer.

This Schedule 13D relates to the Common Stock (“Common Stock”), of Bay Bancorp, Inc. (formerly Carrollton Bancorp) a Maryland corporation, with its principal executive offices located at 2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093 (the “Company” or “Bay Bancorp”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.   Identity and Background.

(a)                                 This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”): (i) H Bancorp LLC; (ii) Eric D. Hovde and (iii) Steven D. Hovde

(b)           The principal business address of H Bancorp LLC and Eric D. Hovde is:

H Bancorp LLC

7151 Columbia Gateway Drive

Columbia, MD 21046

The principal business address of Steven D. Hovde is:

Hovde Group LLC

1629 Colonial Parkway

Inverness, IL 60067

(c)                                  Eric D. Hovde serves as Managing Member, President and Chief Executive Officer of Hovde Private Equity Advisors, LLC, Director, Chairman and Chief Executive Officer of H Bancorp LLC, and as Managing Member of Hovde Acquisition I, LLC.

(d)                                 Steven D. Hovde serves as President and Chief Executive Officer of the Hovde Group LLC and is a member of H Bancorp LLC.

(e)          None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)           Each of the Reporting Persons who is a natural person is a citizen of the United States; H Bancorp LLC is organized in Delaware

Item 3.         Source and Amount of Funds or Other Consideration.

In connection with the liquidation of Financial Services Partners Fund I LLC, a Delaware limited liability company (“FSPF”), FSPF made a pro rata distribution at no consideration to its limited liability company members (including Eric D. Hovde and Steven D. Hovde) of all of the Common Stock beneficially owned by FSPF (the “Liquidating Distribution”).  The Common Stock received in connection with the Liquidating Distribution by Eric D. Hovde and Steven D. Hovde were contributed in kind by them to H Bancorp LLC (the “Contribution in Kind”).

Item 4.         Purpose of Transaction.

In connection with obtaining required regulatory approval of the merger of Jefferson Bancorp, Inc. with and into Carrollton Bancorp (now known as Bay Bancorp, Inc.) from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Mr. Eric  D. Hovde and Hovde Acquisition I, LLC,

CUSIP No. 07203T106	13D

together with Western Acquisition LLC, which indirectly owned substantially all of the stock of Sunwest Bank and is indirectly commonly controlled by H Bancorp LLC, Mr. Eric D. Hovde, and Mr. Richard J. Perry, Jr., committed to combine and restructure the holding companies that controlled Bay Bank, FSB, Bay Bancorp and Sunwest Bank into a single bank holding company.  On August 16, 2013, H Bancorp LLC (then known as Western Acquisition Partners LLC) filed a combined notification (the “Notification”) pursuant to sections 4(c)(8) and 4(j) of the Bank Holding Company Act of 1956, as amended (12 U.S.C. §§ 1843(c)(8) and 1843(j)) with the Federal Reserve relating to the proposed acquisitions of 22.83% of the voting securities of Carrollton Bancorp, Lutherville, Maryland (renamed Bay Bancorp, Inc. effective on November 1, 2013) and 6.84% of the voting securities of another bank holding company.  By letter dated January 23, 2014, The Federal Reserve Bank of Richmond, acting under authority delegated by the Federal Reserve, approved the Notification (the “Approval Letter”).  On June 26, 2014, in order to comply with the Approval Letter, FSPF made the Liquidating Distribution.  In accordance with the Notification and the Approval Letter, Eric D. Hovde and his brother, Steven D. Hovde, made the Contribution in Kind on June 27, 2014.

The Reporting Persons may, in open market or privately negotiated securities transactions, acquire additional shares of the Issuer or dispose of those shares of the Issuer that the Reporting Persons presently own.

Except as disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)         The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the issuer by any person;

(h)         Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

CUSIP No. 07203T106	13D

Item 5.   Interest in Securities of the Issuer

(a)         The Reporting Persons may be deemed to be the beneficial owners of 2,371,955 shares of Common Stock reported at Item 1 held in the aggregate, or approximately 21.92% of the issued and outstanding Common Stock, based on the number of shares represented by the Company as being issued and outstanding as of the close of business on June 27, 2014.

(b)         Each Reporting Person may be deemed to have shared voting power and/or shared dispositive power with respect to 2,371,955 shares of Common stock reported at Item 1, or, in the case of Eric D. Hovde, in his role as a director of H Bancorp LLC.

(c)          To the knowledge of the Reporting Persons, no transactions in shares of the Issuer have been effected during the past sixty days by the Reporting Persons, other than in connection with the Liquidating Distribution described herein and the Contribution in Kind.

(d)         To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly or indirectly by the Reporting Persons, other than the Reporting Persons.

(e)          Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Inapplicable

Item 7.         Material to be Filed as Exhibits

Inapplicable

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 6, 2014

/s/ Eric D. Hovde
Eric D. Hovde

/s/ Steven D. Hovde
Steven D. Hovde

H Bancorp LLC

By:	/s/ Eric D. Hovde
Its:	Chairman and Chief Executive Officer